UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 30, 2010

Evotec Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34041

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

(49-40) 56-0810

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

EVOTEC AG

Form 6-K

OTHER INFORMATION

On December 30, 2010, EVOTEC AG (Frankfurt Stock Exchange: EVT, TecDAX) (OTCBB: EVTCY) issued a press release announcing its intent to terminate registration of its securities under Section 12(g) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and terminate its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec AG

By:	/S/ COLIN BOND
Colin Bond
Chief Financial Officer

Date: December 30, 2010

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated December 30, 2010 – Evotec to terminate registration of its securities under Section 12(g) and terminate its reporting obligations under Sections 13(a) and 15(d) of the U.S. Securities Exchange Act of 1934

Exhibit 99.1

Evotec to terminate registration of its securities under Section 12(g) and terminate its reporting obligations under Sections

13(a) and 15(d) of the U.S. Securities Exchange Act of 1934

Hamburg, Germany – 30 December 2010: Evotec AG (Frankfurt Stock Exchange: EVT, TecDAX) (OTCBB: EVTCY) announced today that, pursuant to the decision of Evotec’s Executive Board on 5 November 2009 to delist Evotec’s American Depositary Shares (ADSs) from the NASDAQ stock market and, as soon thereafter as Evotec became eligible, to deregister and terminate its reporting obligations under the U.S. Securities Exchange Act of 1934 (Exchange Act) for its ADSs and its ordinary shares underlying the ADSs, it will file a Form 15F with the Securities and Exchange Commission (SEC) to deregister and terminate such reporting obligations. The deregistration and termination of reporting obligations is expected to take effect in March 2011.

In addition, on 20 November 2009 Evotec filed a Form 25 with the SEC, pursuant to which the last day of trading of Evotec’s ADSs on the NASDAQ stock market was 30 November 2009. Following the delisting, Evotec has maintained its ADS facility, and its ADSs are traded on the over-the-counter (OTC) market in the U.S. Evotec’s ordinary shares will continue to trade on the Frankfurt Stock Exchange. This notice is being published pursuant to the requirements of Rule 12h-6(h) of the Exchange Act in order to alert U.S. investors who have purchased Evotec’s ADSs about Evotec’s intended exit from the Exchange Act registration and reporting system.

Upon the filing of Form 15F, Evotec’s reporting obligations under the Exchange Act are immediately suspended and the deregistration will become effective 90 days later unless the Form 15F is withdrawn by Evotec before then or the SEC delays the deregistration process. Evotec reserves the right to withdraw the Form 15F for any reason prior to its effectiveness.

Evotec will continue to publish its Annual Report and other documents and communications in accordance with Exchange Act Rule 12g3-2(b) in English on its website at www.evotec.com.

Contact:

Evotec AG

Christian von Spiegel, General Counsel

Phone: + 49 40 560 81 246

E-Mail: christian.spiegel@evotec.com